SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                             LIQUI-BOX CORPORATION
                          --------------------------
                               (Name of Issuer)

                       COMMON SHARES, without par value
                      ----------------------------------
                        (Title of Class of Securities)

                                   536314107
                              ------------------
                                (CUSIP Number)

                                Samuel B. Davis
                             Liqui-Box Corporation
                                    Box 494
                         Worthington, Ohio 43085-0494
                                (614) 888-9280
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                       Not Applicable - Voluntary Filing
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                              Page 1 of 11 Pages

                                 SCHEDULE 13D


CUSIP No. 536314107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Samuel B. Davis
            ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                            (a) [   ]
                                                            (b) [ X ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

            BK


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT OT ITEMS 2(d) or 2(e)                              [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:                              1,030,949 common shares

8.   SHARED VOTING POWER:                                 -0-

9.   SOLE DISPOSITIVE POWER:                           903,922 common shares

10.  SHARED DISPOSITIVE POWER:                         127,027 common shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                               1,030,949 common shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):          [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                          17.3%


14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):           IN




                              Page 2 of 11 Pages

                                SAMUEL B. DAVIS
                              AMENDMENT NO. 8 to
                                 SCHEDULE 13D


Item 1.   Security and Issuer.

            This Amendment No. 8 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, P.O. Box 494, Worthington, Ohio 43085-0494.


Item 3.   Source and Amount of Funds or Other Consideration.

            On July 16, 1996, the reporting person purchased 36,697 Common Shares from the Issuer at a purchase price of $27.25 per share. The reporting person paid for the Common Shares with funds obtained as a loan from The Huntington National Bank made in the ordinary course of business of that Bank. The Issuer has guaranteed the repayment of the funds borrowed by the reporting person.

            Also see Items 5(a) and 5(b).


Item 4.   Purpose of Transaction.

            See Items 3 and 5. The reporting person has no plans or proposals which relate to or would result in any of the events or changes described in sub-items (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

(a) and (b) The aggregate number and percentage of Common Shares of the Issuer beneficially owned by the reporting person as of September 25, 1996, and the nature of such ownership is as follows:

                               NATURE OF                       PERCENT
    COMMON SHARES         BENEFICIAL OWNERSHIP                OF CLASS (1)
-------------------------------------------------------------------------------

        903,922 (2)     Sole Voting and Sole Dispositive           15.2%
        127,027 (3)     Sole Voting and Shared Dispositive          2.1%
      ---------                                                    -----
      1,030,949                                                    17.3%

-------------------

(1) Based upon 5,894,792 Common Shares outstanding as of September 25, 1996 and the number of Common Shares as to which the reporting person had the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of September 25, 1996.

(2) Includes 38,463 Common Shares which are subject to options held by the reporting person which are exercisable within 60 days of September 25, 1996. Supplemental Retirement Discounted Options become exercisable upon termination of the reporting person's employment (other than upon termination for cause); provided, however, that the Supplemental

                              Page 3 of 11 Pages

     Retirement Discounted Options become fully exercisable upon an earlier change in control of the Issuer. For purposes of determining options which are presently exercisable, it is assumed that the reporting person will not terminate his employment with the Issuer during the next 60 days.

      Also includes 56,959 Common Shares held for the reporting person's account in the Liqui-Box Corporation Employee Stock Ownership Plan (the "Liqui-Box ESOP").

(3) Includes 127,027 Common Shares deposited with the reporting person in his capacity as voting trustee of a voting trust. The reporting person exercises sole voting power with respect to the Common Shares deposited in the voting trust; however, the person who deposited the Common Shares in the voting trust retained investment power, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon. The voting trust expires on September 29, 2003.


      (c) Other than the transactions reported in Item 3, the reporting person has not effected any transactions in Common Shares of the Issuer since the date of Amendment No. 7 to the reporting person's
            Schedule 13D (April 30, 1996).


      (d)   See footnote (3) to table included under Items 5(a) and 5(b).


      (e)   Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 3 or in Item 5 between the reporting person and any other person with respect to any securities of the Issuer, except that the Trustee of the Liqui-Box ESOP may vote the 56,959 Common Shares held in the account of the reporting person in its discretion if he does not exercise his power to direct the Trustee how to vote and the Trustees of the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan (the "Liqui-Box 401(k) Plan") exercise shared voting and investment power with respect to the Common Shares held in the reporting person's account in the Liqui-Box 401(k) Plan, as to which Common Shares the reporting person has no voting or investment power.


Item 7. Material to be filed as Exhibits.

Exhibit 1 -- Commercial  Loan Note,  dated  July 8,  1996,  between  Samuel B.
              Davis and The Huntington National Bank.

Exhibit 2 -- Single Loan Guaranty, dated July 8, 1996, between  Liqui-Box Cor-
             poration and The Huntington National Bank.



                              Page 4 of 11 Pages

                                   SIGNATURE




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 7, 1996               /s/ Samuel B. Davis
                                    ---------------------------------------
                                        Samuel B. Davis


                              Page 5 of 11 Pages